EXHIBIT 99.1

Hydro Enters Rig Contract with Fred. Olsen Energy

OSLO, Norway, June 22, 2006 (PRIMEZONE) -- Hydro has signed a letter of intent for a three-year contract with Fred. Olsen Energy ASA for a prolonged use of the drilling rig Bideford Dolphin from 2008 to 2011.

Hydro is the operator of several new discoveries and subsea developments requiring rig capacity for drilling of production wells. This agreement allows Hydro to pursue an ambitious production drilling programme on the Norwegian continental shelf in the coming years.

The value of the contract for the period 2008 to 2011 is NOK 2.9 billion.

The contract is subject to partner approval.

Bideford Dolphin is a semi-submersible rig currently drilling production wells for Hydro in the Oseberg area.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminum supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-0-
Investor contact:
Idar Eikrem
+47 22533273
+47 95028363
Idar.Eikrem@hydro.com

Press contact
Tor Steinum
+47 22532731
+47 95083933
Tor.Steinum@hydro.com

Press contact
Gisle Johanson
+47 55995616
+47 41440050
Gisle.Johanson@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +4722538100
Fax: +4722532725
www.hydro.com